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                             December 7, 2021

       Thanh H. Lam
       Chief Executive Officer
       Nova LifeStyle, Inc.
       6565 E. Washington Blvd.
       Commerce, CA 90040

                                                        Re: Nova LifeStyle,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 24,
2021
                                                            File No. 333-261343

       Dear Ms. Lam:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please provide your analysis as to whether you are a China-based issuer, i.e., a company based in or with a
majority of your operations in China, Hong Kong, or Macao. Refer to
                                                        CF Disclosure Guidance:
Topic No. 10. Tell us where your principal business operations and management are
located. Evaluate both current and expected operations, in light of your shift in
operations from Macao to Hong Kong. Provide comparative information in support of your
analysis, including quantification of relevant financial measures, such as revenues and assets.
 Thanh H. Lam
FirstName LastNameThanh    H. Lam
Nova LifeStyle, Inc.
Comapany7,
December  NameNova
             2021     LifeStyle, Inc.
December
Page 2    7, 2021 Page 2
FirstName LastName
Risk Factors
Our shares may be delisted under the HFCA Act . . . , page 6

2. Please expand your risk factor disclosure to discuss that the Securities and Exchange
         Commission has adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. Describe
         the consequences of becoming a Commission-identified issuer and disclose the material risks to the company and investors. For example, disclose the risk that trading in your securities could be prohibited under the HFCA Act and as a result an exchange may determine to delist your shares, each of which could cause the value of your securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Ralph V. DeMartino